UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated March 17, 2016
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

SIBANYE GOLD LIMITED
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
Share Code: SGL
ISIN Code: ZAE000173951
Issuer Code: SGL
(“Sibanye” or “the Company”)
_________________________________________________________________________
COMPETITION AUTHORITIES APPROVE ACQUISITION OF THE RUSTENBURG
OPERATIONS

Sibanye shareholders are referred to the announcement released on 18 January 2016 confirming that shareholders had approved the acquisition of the Bathopele, Siphumelele
(incl. Khomanani), and Thembelani (incl. Khuseleka) mining operations, two concentrating plants, an onsite chrome recovery plant, the Western Limb Tailings Retreatment Plant, associated surface infrastructure and related assets and liabilities on a going concern basis including normalised levels of working capital (‘the Rustenburg Operations”) from
Rustenburg Platinum Mines Limited (“the Transaction”).
Sibanye is pleased to announce that on 16 March 2016 the Transaction was approved by the Competition Authorities in accordance with the Competition Act. The approval is subject to certain conditions and qualifications which Sibanye and Rustenburg Platinum Mines
Limited have confirmed are acceptable.
Shareholders are advised that the implementation of the Transaction is still subject to, amongst others, the fulfilment of the following key condition precedent:
· The granting of consent in terms of section 11 of the MPRDA for the sale of the
Mining Right and the Prospecting Right to the Purchaser pursuant to the Transaction.
Sibanye shareholders will be advised in due course once the all outstanding conditions precedent to the Transaction have been fulfilled.
17 March 2016
Libanon
Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: March 17, 2016
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer